Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and nine months ended September 30, 2020

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Revenue	12	$1,036.0	$898.0	$2,960.6	$2,450.3
Expenses
Cost of sales		909.5	807.8	2,643.1	2,200.6
Selling, general and administrative expenses		104.4	91.8	363.6	255.7
Interest and other finance costs		94.9	130.9	459.7	381.8
Deferred purchase consideration		1.0	1.0	2.0	2.0
Loss (gain) on sale of property, plant and equipment		0.3	(0.5)	2.4	1.1
(Gain) loss on foreign exchange		(22.0)	10.2	75.6	(34.8)
Mark-to-market loss on Purchase Contracts	10	107.5	—	93.3	—
		1,195.6	1,041.2	3,639.7	2,806.4
Loss before income taxes		(159.6)	(143.2)	(679.1)	(356.1)
Current income tax expense		1.4	2.6	5.1	2.8
Deferred tax recovery		(46.3)	(35.9)	(176.0)	(87.6)
Income tax recovery		(44.9)	(33.3)	(170.9)	(84.8)
Net loss		(114.7)	(109.9)	(508.2)	(271.3)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		(37.1)	25.1	35.0	(59.1)
Fair value movements on cash flow hedges, net of tax		(12.0)	20.1	13.2	56.8
Other comprehensive (loss) income		(49.1)	45.2	48.2	(2.3)
Total comprehensive loss		$(163.8)	$(64.7)	$(460.0)	$(273.6)

Loss per share
Basic	11	$(0.32)	$(0.61)	$(1.41)	$(1.50)
Diluted	11	(0.32)	(0.61)	(1.41)	(1.50)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	September 30, 2020	December 31, 2019
Assets
Current assets
Cash		$1,817.2	$574.8
Trade and other receivables, net of allowance		731.5	713.4
Prepaid expenses and other assets		147.2	132.1
		2,695.9	1,420.3
Non-current assets
Property, plant, and equipment, net	4	3,258.6	2,850.1
Intangible assets, net	5	3,023.9	2,848.0
Other long-term assets	7	33.8	31.6
Goodwill	6	5,757.0	5,173.8
		14,769.2	12,323.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities		747.5	732.0
Income taxes payable		13.3	2.9
Current portion of long-term debt	8	3.6	64.4
Current portion of lease obligations	9	39.7	33.2
Current portion of due to related party	18	15.7	7.0
Current portion of tangible equity units	10	62.0	—
Current portion of landfill closure and post-closure obligations	7	18.3	25.6
		900.1	865.1
Non-current liabilities
Long-term debt	8	6,055.7	7,560.7
Lease obligations	9	145.7	158.9
Other long-term liabilities		10.0	12.4
Due to related party	18	30.8	14.0
Deferred income tax liabilities		690.7	733.8
Tangible equity units	10	1,036.9	—
Landfill closure and post-closure obligations	7	237.8	211.0
		9,107.7	9,555.9
Shareholders’ equity
Share capital	14	6,859.7	3,524.5
Contributed surplus	14	43.5	16.4
Deficit		(1,287.2)	(770.3)
Accumulated other comprehensive income (loss)		45.5	(2.7)
		5,661.5	2,767.9
		$14,769.2	$12,323.8

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

						Accumulated other comprehensive income (loss)
	Notes	Share capital - # of shares(1)	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total	Total shareholder equity
Balance, December 31, 2018		177,893,748	$3,470.4	$2.0	$(318.7)	$(33.5)	$72.4	$38.9	$3,192.6
Net loss and comprehensive loss		—	—	—	(271.3)	56.8	(59.1)	(2.3)	(273.6)
Return of capital		—	(1.6)	—	—	—	—	—	(1.6)
Share capital issued, net of cancelled shares		2,900,455	59.9	—	—	—	—	—	59.9
Share-based payments	14	—	—	10.9	—	—	—	—	10.9
Balance, September 30, 2019		180,794,203	$3,528.7	$12.9	$(590.0)	$23.3	$13.3	$36.6	$2,988.2

Balance, December 31, 2019		180,794,203	$3,524.5	$16.4	$(770.3)	$27.6	$(30.4)	$(2.7)	$2,767.9
Net loss and comprehensive loss		—	—	—	(508.2)	13.2	35.0	48.2	(460.0)
Return of capital		—	(0.8)	—	—	—	—	—	(0.8)
Dividends issued and paid		—	—	—	(8.7)	—	—	—	(8.7)
Share capital issued upon acquisition of subsidiary	3	3,092,118	78.4	—	—	—	—	—	78.4
Share capital issued, net of cancelled shares	14	142,478,008	3,303.1	—	—	—	—	—	3,303.1
Share issuance costs	14	—	(45.5)	—	—	—	—	—	(45.5)
Share-based payments	14	—	—	27.1	—	—	—	—	27.1
Balance, September 30, 2020		326,364,329	$6,859.7	$43.5	$(1,287.2)	$40.8	$4.6	$45.5	$5,661.5

(1) Number of shares have been retrospectively adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of our IPO.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Operating activities
Net loss		$(114.7)	$(109.9)	$(508.2)	$(271.3)
Adjustments for non-cash items
Depreciation and amortization of property, plant and equipment	4	124.6	107.9	370.9	303.4
Amortization of intangible assets	5	109.3	86.4	319.5	247.4
Interest and other finance costs		94.9	130.9	459.7	381.8
Share based payments	14	7.2	3.6	27.1	10.9
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs		(22.5)	13.0	82.3	(31.1)
Loss (gain) on sale of property, plant and equipment		0.3	(0.5)	2.4	1.1
Mark-to-market loss on Purchase Contracts	10	107.5	—	93.3	—
Mark-to-market (gain) loss on fuel hedges		—	0.6	1.8	0.9
Current income tax expense		1.4	2.6	5.1	2.8
Deferred tax recovery		(46.3)	(35.9)	(176.0)	(87.6)
Interest paid in cash, net		(36.3)	(62.8)	(280.9)	(226.9)
Income taxes refund received (paid) in cash, net		9.3	(2.2)	5.3	(4.1)
Changes in non-cash working capital items	15	31.1	(48.1)	(51.4)	(202.2)
Landfill closure and post-closure expenditures	7	(9.1)	(3.9)	(12.2)	(7.1)
		256.7	81.7	338.7	118.0
Investing activities
Proceeds on sale of property, plant and equipment		6.1	3.8	10.5	19.1
Purchase of property, plant and equipment and intangible assets		(85.7)	(107.1)	(305.7)	(313.9)
Business acquisitions, net of cash acquired	3	(26.2)	(448.5)	(1,164.5)	(635.8)
		(105.8)	(551.8)	(1,459.7)	(930.6)
Financing activities
Repayment of lease obligations		(12.7)	(9.7)	(60.1)	(43.2)
Issuance of long-term debt		1,030.9	416.6	2,631.8	1,441.5
Repayment of long-term debt		(29.7)	(140.4)	(4,427.5)	(575.7)
Payment of contingent purchase consideration	3	(11.4)	—	(11.4)	—
Issuance of share capital, net of issuance costs		—	—	3,257.6	—
Issuance of TEUs, net of issuance costs	10	—	—	1,006.9	—
Repayment of Amortizing Notes		(13.6)	—	(29.4)	—
Dividends issued and paid		(8.7)	—	(8.7)	—
Return of capital		—	(0.8)	(0.8)	(1.6)
Payment of financing costs		(9.2)	—	(19.7)	(11.7)
Issuance of loan from related party	18	—	—	29.0	—
Repayment of loan to related party		(3.5)	(3.5)	(3.5)	(7.0)
Cheques issued in excess of cash on hand		—	2.2	—	2.2
		942.1	264.4	2,364.2	804.5

Increase (decrease) in cash		1,093.0	(205.7)	1,243.2	(8.1)
Changes due to foreign exchange revaluation of cash		0.3	(3.6)	(0.8)	0.7
Cash, beginning of period		723.9	209.3	574.8	7.4
Cash, end of period		$1,817.2	$—	$1,817.2	$—

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	DESCRIPTION OF THE BUSINESS

GFL Environmental Inc. (“GFL” or “the Company”) was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. (“Holdings”). The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity.

GFL is in the business of providing non-hazardous solid waste management, infrastructure and soil remediation services and liquid waste management services. These services are provided through wholly owned subsidiaries of GFL and a network of facilities across Canada and in 23 states in the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

On March 5, 2020, GFL completed an initial public offering of 75,000,000 subordinate voting shares and a concurrent public offering of 15,500,000 tangible equity units (“TEUs”) for total gross proceeds of $2,888.8 million (US$2,168.8 million) (collectively, “the IPO”). GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL” and the TEUs trade on the New York Stock Exchange under the symbol “GFLU”.

The unaudited interim condensed consolidated financial statements (“the Interim Financial Statements”) include the accounts of GFL and its subsidiaries as of September 30, 2020.

The Board of Directors approved these Interim Financial Statements on November 5, 2020.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and include the accounts of the Company.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019 (“the Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Changes in Accounting Policies

IFRS 9/IAS 39 and IFRS 7 Amendments, Interest rate benchmark reform

The IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 — Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. GFL has assessed the impact of the amendments and concluded that they had no impact on the Interim Financial Statements.

IFRS 3 Amendments, Definition of a business

The IASB issued amendments to IFRS 3 — Business combinations to revise the definition of a business. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. GFL has assessed the impact of the amendments and concluded that they had no impact on the Interim Financial Statements.

IAS 1 and IAS 8 Amendments, Definition of material

The IASB issued amendments to IAS 1 — Presentation of financial statements and IAS 8 — Accounting policies, changes in accounting estimates and errors to revise the definition of material. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. GFL has assessed the impact of the amendments and concluded that they had no impact on the Interim Financial Statements.

Conceptual framework

The IASB issued the revised conceptual framework for financial reporting to replace its 2010 conceptual framework. The revised conceptual framework is effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. GFL assessed the revised conceptual framework and concluded that there is no impact on the Interim Financial Statements.

Reclassification of Prior Period Presentation

Certain segment and line of business information reported in prior periods has been reclassified for consistency with the current period presentation.

3.	BUSINESS COMBINATIONS

Acquisitions during 2020

For the three and nine months ended September 30, 2020, acquisitions, in the table below, include the aggregate net assets acquired and consideration given for all acquisitions made during the period, which GFL considers to be individually immaterial. GFL acquired eight solid waste management businesses and five liquid waste management businesses during the nine months ended September 30, 2020. GFL acquired fifteen solid waste management businesses, nine liquid waste management businesses and one infrastructure business during the nine months ended September 30, 2019.

The preliminary fair values of the aggregate identifiable assets acquired and liabilities assumed, and any goodwill recognized, as well as the purchase consideration transferred are presented below. GFL expects to finalize these amounts no later than one year from the acquisition dates and will reflect these adjustments retrospectively. There may be differences between these provisional estimates and the final acquisition accounting.

Contingent consideration, if any, is contingent on the acquired business meeting certain earnings and performance targets by specified dates. In addition to the cash consideration noted below, during both the three and nine months ended September 30, 2020, GFL paid $11.4 million in additional consideration related to acquisitions completed during 2019.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Three months ended September 30, 2020	Nine months ended September 30, 2020
Net assets acquired
Working capital	$1.8	$(2.8)
Assumption of lease obligations	(1.7)	(8.3)
Right-of-use assets	1.7	8.3
Property, plant and equipment	18.8	277.8
Landfill	—	119.1
Intangible assets
Certificate of approval licenses	—	3.5
Municipal and other commercial contracts	—	81.5
Customer lists	4.6	170.1
Non-compete agreement	1.0	202.5
Goodwill	—	551.5
Assumption of landfill closure and post-closure expenditures	—	(11.0)
Deferred tax liabilities	—	(141.0)
	$26.2	$1,251.2

Consideration
Accrued contingent consideration	$—	$8.3
Share consideration issued	—	78.4
Cash	26.2	1,164.5
	$26.2	$1,251.2

During the nine months ended September 30, 2020, GFL revised the preliminary purchase price allocations for acquisitions that closed during 2020. This adjustment resulted in a decrease of goodwill of $6.8 million, an increase in property, plant, and equipment of $15.3 million, a decrease in working capital of $5.2 million and an assumption of landfill closure and post-closure expenditures of $3.3 million applied retrospectively to the acquisition date. As of September 30, 2020, GFL has not completed the purchase price allocation relating to 2020 acquisitions. Information to confirm the fair value of certain assets and liabilities of certain acquisitions remains outstanding. GFL expects to finalize these amounts no later than one year from the acquisition date.

Goodwill acquired during the three and nine months ended September 30, 2020, totaling $nil and $104.5 million, respectively, is expected to be deductible for tax purposes ($4.2 million for both the three and nine months ended September 30, 2019).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land- fills	Building and leaseholds	Trans-portation equipment	Furniture, machinery and equipment	Assets under develop-ment	Computer software and equipment	Containers	Right-of- use assets	Total
Cost
Balance, December 31, 2019	$256.6	$765.9	$357.2	$1,061.2	$450.5	$121.5	$50.4	$207.0	$161.5	$3,431.8
Additions	8.7	38.9	43.9	94.6	48.3	21.5	19.6	47.2	36.6	359.3
Acquisitions via business combinations	11.7	119.1	27.1	179.0	35.0	5.0	0.1	19.9	8.3	405.2
Disposals	(0.7)	—	—	(7.9)	(7.5)	—	—	(2.3)	(20.6)	(39.0)
Transfers	0.3	0.9	(0.5)	0.6	(1.0)	—	—	(0.3)	—	—
Changes in foreign exchange	3.3	19.9	3.6	17.1	3.9	0.2	0.1	4.5	1.2	53.8
Balance, September 30, 2020	279.9	944.7	431.3	1,344.6	529.2	148.2	70.2	276.0	187.0	4,211.1
Accumulated depreciation
Balance, December 31, 2019	—	162.2	26.8	206.6	88.8	—	20.8	55.2	21.3	581.7
Depreciation and amortization	—	64.8	19.3	150.5	70.2	—	15.4	28.3	22.4	370.9
Disposals	—	—	—	(4.3)	(1.4)	—	—	(1.9)	(4.1)	(11.7)
Changes in foreign exchange	—	6.1	0.4	1.9	1.1	—	0.1	2.2	(0.2)	11.6
Balance, September 30, 2020	—	233.1	46.5	354.7	158.7	—	36.3	83.8	39.4	952.5
Carrying amounts
At December 31, 2019	$256.6	$603.7	$330.4	$854.6	$361.7	$121.5	$29.6	$151.8	$140.2	$2,850.1
At September 30, 2020	$279.9	$711.6	$384.8	$989.9	$370.5	$148.2	$33.9	$192.2	$147.6	$3,258.6

Depreciation of property, plant and equipment expense included in cost of sales for the three and nine months ended September 30, 2020 was $118.1 million and $352.6 million, respectively ($100.8 million and $285.8 million for the three and nine months ended September 30, 2019).

Depreciation of property, plant and equipment expense included in selling, general and administrative expenses for the three and nine months ended September 30, 2020 was $6.5 million and $18.3 million respectively ($7.1 million and $17.6 million for the three and nine months ended September 30, 2019).

5.	INTANGIBLE ASSETS

	September 30, 2020	December 31, 2019
Carrying amounts
Indefinite life	$616.3	$612.1
Definite life	2,407.6	2,235.9
	$3,023.9	$2,848.0

Indefinite life intangible assets includes certificate of approval licenses that do not expire. GFL expects these assets to generate economic benefit in perpetuity. As such, GFL assessed these intangibles to have indefinite useful lives.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets:

	Customer lists	Municipal contracts	Non-compete agreements	Trade name, certificates of approval and other licenses	Total
Cost
Balance, December 31, 2019	$1,839.9	$586.2	$187.8	$695.6	$3,309.5
Acquisitions via business combinations	170.1	81.5	202.5	3.5	457.6
Changes in foreign exchange	15.7	11.4	5.7	3.0	35.8
Balance, September 30, 2020	2,025.7	679.1	396.0	702.1	3,802.9
Accumulated amortization
Balance, December 31, 2019	257.9	150.7	48.1	4.8	461.5
Amortization	153.0	102.7	56.9	6.9	319.5
Changes in foreign exchange	(0.3)	(0.2)	(1.1)	(0.4)	(2.0)
Balance, September 30, 2020	410.6	253.2	103.9	11.3	779.0
Carrying amounts
At December 31, 2019	$1,582.0	$435.5	$139.7	$690.8	$2,848.0
At September 30, 2020	$1,615.1	$425.9	$292.1	$690.8	$3,023.9

All amortization expense is included in cost of sales.

6.	GOODWILL

September 30, 2020
Balance, December 31, 2019	$5,173.8
Acquisitions	551.5
Goodwill adjustment	(2.7)
Foreign exchange revaluation	34.4
$5,757.0

GFL recorded a measurement period adjustment to adjust its previously reported purchase price allocations reported in the last quarter of the year ended December 31, 2019. This resulted in a decrease in goodwill and a corresponding decrease to deferred income tax liabilities of $2.7 million.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

September 30, 2020
Balance, December 31, 2019	$236.6
Acquisitions via business combinations	11.0
Provisions	11.5
Accretion	4.8
Expenditures	(12.2)
Changes in foreign exchange	4.4
Balance, September 30, 2020	256.1
Less: Current portion	(18.3)
$237.8

Funded landfill post-closure assets

GFL is required to deposit monies into a social utility trust for the purpose of settling post closure costs at the landfills it owns in Quebec. The funding amount is established by the Quebec Government based on each cubic meter of waste accepted and payment is due quarterly. Additionally, GFL is required to deposit funds in a trust for the payment of post-closure obligations related to a municipal solid waste landfill located in Georgia. At September 30, 2020, included in other long-term assets are funded landfill post closure obligations, representing the fair value of legally restricted assets, totaling $19.1 million ($17.7 million as at December 31, 2019).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

8.	LONG-TERM DEBT

The Company’s long-term debt is comprised of the following:

	September 30, 2020	December 31, 2019
Revolving credit and swingline facility
Revolving credit facility, monthly interest only, principal maturing on August 2, 2023	$20.0	$—
Term loan
Term loan, interest rate of LIBOR plus 3.000% or US prime rate plus 2.000%, principal and interest payable quarterly, maturing on May 31, 2025	2,744.2	3,351.2
Bonds
5.625% USD senior unsecured notes, semi-annual interest only commencing May 12, 2017, principal maturing on May 1, 2022 (“5.625% 2022 Notes”)	—	454.6
5.375% USD senior unsecured notes, semi-annual interest only commencing September 1, 2018, principal maturing on March 1, 2023 (“5.375% 2023 Notes”)	—	519.5
4.250% USD senior secured notes, semi-annual interest only commencing December 1, 2020, principal maturing on June 1, 2025 (“4.250% 2025 Secured Notes”)	667.0	—
3.750% USD senior secured notes, semi-annual interest only commencing February 1, 2021, principal maturing on August 1, 2025 (“3.75% 2025 Secured Notes”)	1,000.4	—
7.000% USD senior unsecured notes, semi-annual interest only commencing December 1, 2018, principal maturing on June 1, 2026 (“7.000% 2026 Notes”)	540.2	876.7
5.125% USD senior secured notes, semi-annual interest only commencing December 15, 2019, principal maturing on December 15, 2026 (“5.125% 2026 Secured Notes”)	667.0	649.4
8.500% USD senior unsecured notes, semi-annual interest only commencing May 1, 2019, principal maturing on May 1, 2027 (“8.500% 2027 Notes”)	480.2	779.3
Paid in Kind notes
11.000% Paid in Kind notes (“PIK Notes”), semi-annual interest commencing December 1, 2018, principal maturing on May 31, 2028	—	1,008.0
Promissory notes	—	27.5
Equipment loans and other
At interest rates ranging from 3.02% to 4.37%	8.2	9.5
Subtotal	6,127.2	7,675.7
Fair value adjustment and premium on bonds	(2.7)	(30.1)
Net derivative instruments on bonds	(17.9)	31.1
Deferred finance costs	(47.3)	(51.6)
Total long-term debt	6,059.3	7,625.1
Less: Current portion	(3.6)	(64.4)
Total non-current long-term debt	$6,055.7	$7,560.7

Revolving credit and swingline facility

GFL has a revolving credit and swingline facility (“the Revolving Credit Facility”) totaling $628.0 million and US$40.0 million of which $20.0 million was drawn as at September 30, 2020 ($nil as at December 31, 2019). This credit facility bears interest at either the bank’s prime rate plus 1.75% per annum or Bankers’ Acceptances / LIBOR plus 2.75% per annum depending on the mechanism used to draw the funds.

The revolving credit and swingline facilities are secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of shares of all subsidiaries.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Under the Revolving Credit Facility, GFL must satisfy the following financial covenant:

If the Revolving Credit Facility is more than 35% utilized, then GFL’s maximum Total Net Funded Debt to Adjusted EBITDA, each as defined in the Revolving Credit Facility, must be equal to or less than 8.00:1.

As at September 30, 2020 and December 31, 2019, GFL was in compliance with this covenant.

On March 5, 2020, GFL used a portion of the net proceeds of the IPO to repay $392.9 million of the Revolving Credit Facility.

Term Loan Facility

GFL has a Term Loan facility (“the Term Loan Facility”) totaling US$2,057.2 million. The Term Loan Facility matures in 2025 and bears interest at a rate of LIBOR plus 3.00% or US prime plus 2.00%.

The Term Loan Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

On March 5, 2020, GFL used a portion of the net proceeds of the IPO to repay US$523.0 million of the Term Loan Facility.

Bonds

On March 5, 2020, GFL used a portion of the net proceeds of the IPO to fund the redemption of the following (i) the entire US$350.0 million outstanding aggregate principal amount of the 5.625% 2022 Notes, (ii) the entire US$400.0 million outstanding aggregate principal amount of the 5.375% 2023 Notes, (iii) US$270.0 million outstanding aggregate principal amount of the 7.000% 2026 Notes, (iv) US$240.0 million of the aggregate principal amount of the 8.500% 2027 Notes, and (v) related fees, premiums and accrued and unpaid interest on the 5.625% 2022 Notes, the 5.375% 2023 Notes, the 7.000% 2026 Notes and the 8.500% 2027 Notes. A loss on extinguishment of the bonds of $91.2 million was recognized in interest and other finance costs.

On April 22, 2020, GFL issued the 4.250% 2025 Secured Notes. Concurrently with the offering, GFL entered into cross-currency swaps to manage its currency risk.

On August 24, 2020, GFL issued the 3.750% 2025 Secured Notes.

Paid in Kind Notes

On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for additional non-voting shares at a fair market value price per share of US$19.00, the proceeds of which, together with a loan in an aggregate principal amount of $29.0 million from Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, Founder, Chairman, President and Chief Executive Officer, were used to redeem in full the PIK Notes in an aggregate amount of $1,049.9 million plus redemption premiums and penalties. A loss on extinguishment of $59.4 million was recognized in interest and other finance costs.

Letter of credit facility

GFL has a combined committed letter of credit facility to a maximum of $200.0 million. At September 30, 2020, GFL had $123.9 million ($104.3 million as at December 31, 2019) outstanding against this facility which is not recognized in the Interim Financial Statements. Interest expense in connection with these letters of credit was $0.9 million and $2.7 million for the three and nine months ended September 30, 2020, respectively ($0.6 million and $2.0 million for the three and nine months ended September 30, 2019, respectively).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Commitments related to long-term debt

Principal future payments on long term debt in each of the next five years are as follows:

Long-term debt
2020	$0.7
2021	3.1
2022	0.6
2023	0.2
2024	3.6
Thereafter	6,119.0
$6,127.2

9.	LEASE OBLIGATIONS

GFL leases several assets including buildings, plants and equipment. The average lease term is five years.

GFL has options to purchase certain equipment for a nominal amount at the end of the lease term. The Company’s obligations are secured by the lessors’ title to the leased assets for such leases.

Future minimum payments under lease obligations are as follows:

	September 30, 2020	December 31, 2019
Lease obligations	$229.8	$246.4
Less: Interest	44.4	54.3
	185.4	192.1
Less: Current portion	39.7	33.2
	$145.7	$158.9

Lease obligations include $75.7 million of secured lease obligations as at September 30, 2020 ($58.7 million as at December 31, 2019).

Interest expense in connection with lease obligations was $2.7 million and $7.7 million for the three and nine months ended September 30, 2020, respectively ($3.0 million and $8.3 million for the three and nine months ended September 30, 2019). Leases are secured by the related asset.

Principal and interest payments on future minimum lease payments under the lease obligations in each of the next five years are as follows:

Lease liabilities
2020	$10.9
2021	38.2
2022	35.5
2023	29.5
2024	32.8
Thereafter	82.9
$229.8

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	TANGIBLE EQUITY UNITS

On March 5, 2020, GFL completed its offering of 15,500,000 6.00% TEUs for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which are freestanding instruments and separate units of account. The Amortizing Notes are classified as a financial liability held at amortized cost. The Purchase Contracts are accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed dollar amount, subject to a cap and floor. Accordingly, the Purchase Contracts meet the definition of a financial liability with embedded derivative features, which GFL has elected to measure at fair value through profit or loss.

GFL allocated the proceeds from the issuance of the TEUs to notes and other derivative financial liabilities based on the relative fair values of the respective components of each TEU. The value allocated to the Amortizing Notes is reflected with issuance costs as a reduction of the face amount of the notes. The issuance costs are accreted to the face amount of the notes using the effective interest method.

The value allocated to the Purchase Contracts is subsequently measured at fair value through profit or loss. The fair value of the Purchase Contracts of the TEUs is based on the trading price of the Purchase Contracts to the extent an active market exists, otherwise a valuation model is used. The fair value of the Purchase Contracts was estimated using a Monte-Carlo simulation to simulate GFL’s stock price using inputs such as USD risk-free interest rate curve, GFL’s spot stock price in USD on the New York Stock Exchange, dividend forecasts, volatility of GFL’s stock, and credit spread. This resulted in a loss of $107.5 million and loss of $93.3 million on the market value of the Purchase Contracts for the three and nine months ended September 30, 2020, respectively ($nil for the three and nine months ended September 30, 2019).

The aggregate values assigned upon issuance of the TEUs, based on the relative fair values of the respective components of each TEU, were as follows:

	Purchase Contracts	Amortizing Notes	Total
Fair value price per TEU on issuance	$55.71	$11.43	$67.14
Gross proceeds	863.5	177.2	1,040.7
Issuance costs	(28.1)	(5.7)	(33.8)
Net proceeds on issuance	$835.4	$171.5	$1,006.9

Each Amortizing Note has an initial principal amount of US$8.5143 and bears interest at 4.000% per year. On each of March 15, June 15, September 15, and December 15, GFL will pay equal quarterly cash instalments of US$0.7500 per Amortizing Note (except for the June 15, 2020 installment payment, which was US$0.8333 per Amortizing Note), which cash payment in the aggregate will be the equivalent of 6.000% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment constitutes a payment of interest and a partial payment of principal.

Unless settled earlier, on March 15, 2023 each Purchase Contract will automatically settle for subordinate voting shares. Upon settlement of a Purchase Contract, GFL will deliver not more than 2.6316 subordinate voting shares and not less than 2.1930 subordinate voting shares, subject to adjustment, based on the Applicable Market Value of GFL’s subordinate voting shares as described below:

•	If the Applicable Market Value is greater than the threshold appreciation price, which is US$22.80, holders will receive 2.1930 subordinate voting shares per Purchase Contract;

•	If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which is US$19.00, the holder will receive a number of subordinate voting shares per Purchase Contract equal to US$50.00, divided by the Applicable Market Value; and

•	If the Applicable Market Value is less than the reference price, the holder will receive 2.6316 subordinate voting shares per Purchase Contract.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The Applicable Market Value is defined as the arithmetic average of the volume weighted average price per share of GFL’s subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

The TEUs are comprised of the following:

	September 30, 2020	December 31, 2019
Amortizing Notes	$144.1	$—
Purchase Contracts	954.8	—
	1,098.9	—
Less: Current portion of Amortizing Notes	(62.0)	—
	$1,036.9	$—

The 33,991,500 minimum shares to be issued are included in the calculation of basic net loss per share. The TEUs have a potentially dilutive effect on the calculation of net income per share. The difference between the minimum subordinate voting shares and the maximum subordinate voting shares are dilutive securities, and accordingly, are included in GFL’s diluted net loss per share on a pro-rata basis to the extent the Applicable Market Value is higher than US$22.80 but is less than US$19.00 at period end. See note 11 for additional information regarding the calculation of net loss per share.

Principal future payments on the Amortizing Notes are as follows:

Amortizing Notes
2020	$15.5
2021	62.0
2022	62.0
2023	15.5
$155.0

11.	LOSS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net loss	$(114.7)	$(109.9)	$(508.2)	$(271.3)

Weighted average shares outstanding(1),(2)	360,366,000	180,794,203	360,388,991	180,794,203
Diluted weighted average number of shares outstanding	360,366,000	180,794,203	360,388,991	180,794,203

Loss per share
Basic	$(0.32)	$(0.61)	$(1.41)	$(1.50)
Diluted	(0.32)	(0.61)	(1.41)	(1.50)

(1)	Weighted average shares at September 30, 2019 adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of the IPO.
(2)	Weighted average shares at September 30, 2020 includes the 33,991,500 minimum subordinate voting share conversion of the TEUs.

Diluted Net loss per share excludes the effects of time-based and performance-based share options, RSUs and TEUs that are anti-dilutive.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	SALES AND OPERATING REVENUE

The following table presents GFL’s revenue disaggregated by service type and segment.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Residential	$261.5	$207.9	$762.7	$600.6
Commercial	326.5	290.0	931.9	823.1
Total collection	588.0	497.9	1,694.6	1,423.7
Landfill	73.9	68.2	205.1	192.1
Transfer	104.2	93.2	289.4	249.3
Material Recovery	73.6	22.7	186.1	54.9
Other	53.9	44.8	176.4	123.2
Solid waste	893.6	726.8	2,551.6	2,043.2
Infrastructure and solid remediation	134.3	161.0	399.5	387.4
Liquid waste	120.8	105.2	331.4	284.8
Intercompany revenue	(112.7)	(95.0)	(321.9)	(265.1)
Revenue	$1,036.0	$898.0	$2,960.6	$2,450.3

13.	SEGMENT REPORTING

GFL’s main lines of business are the transporting, managing, and recycling of solid and liquid waste and infrastructure and soil remediation services. GFL is divided into operating segments corresponding to the following lines of business: Solid waste, which includes hauling, landfill, transfer and material recovery facilities; Infrastructure and soil remediation; and Liquid waste. Financial reporting by each operating segment follows the same accounting policies as those used to prepare the Interim Financial Statements. Inter-segment transfers are made at market prices.

The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker who is responsible for allocating the resources and assessing the performance of the operating segments. The chief operating decision-maker assesses the performance of the segments on several factors, including reported revenue and adjusted EBITDA. GFL’s chief operating decision-maker is the Chief Executive Officer.

The Solid waste segment follows a national internal reporting structure, and each country is considered a separate operating segment by the chief operating decision-maker.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following is an analysis of GFL’s revenue and results from continuing operations by reportable segment. “Adjusted EBITDA” represents GFL’s earnings before taxes, interest and other finance costs, depreciation and amortization, loss (gain) on foreign exchange, loss (gain) on sale of property, plant and equipment, mark-to-market loss (gain) on fuel hedge, mark-to-market loss (gain) on Purchase Contracts, share-based payments, acquisition, integration and other costs (included in selling, general and administrative expenses related to acquisition activity), costs associated with the IPO, acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), and deferred purchase consideration.

	Three months ended September 30, 2020		Three months ended September 30, 2019
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Solid waste
Canada	$329.7	$96.9	$271.7	$74.5
USA	461.6	145.4	370.3	106.5
Solid waste	791.3	242.3	642.0	181.0
Infrastructure and soil remediation	133.0	27.0	159.9	33.0
Liquid waste	111.7	32.0	96.1	23.5
Corporate	—	(20.1)	—	(11.8)
	$1,036.0	$281.2	$898.0	$225.7

	Nine months ended September 30, 2020		Nine months ended September 30, 2019
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Solid waste
Canada	$910.5	$251.0	$722.3	$195.8
USA	1,354.0	427.4	1,083.9	321.0
Solid waste	2,264.5	678.4	1,806.2	516.8
Infrastructure and soil remediation	394.9	75.2	385.3	77.6
Liquid waste	301.2	71.4	258.8	63.4
Corporate	—	(59.5)	—	(41.0)
	$2,960.6	$765.5	$2,450.3	$616.8

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Adjusted EBITDA reconciles to net loss for the periods presented as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Total segment adjusted EBITDA	$281.2	$225.7	$765.5	$616.8
Less:
Depreciation and amortization	124.6	107.9	370.9	303.4
Amortization of intangible assets	109.3	86.4	319.5	247.4
Interest and other finance costs	94.9	130.9	459.7	381.8
(Gain) loss on foreign exchange	(22.0)	10.2	75.6	(34.8)
Loss (gain) on sale of property, plant and equipment	0.3	(0.5)	2.4	1.1
Mark-to-market loss on fuel hedge	—	0.6	1.8	0.9
Mark-to-market loss on Purchase Contracts	107.5	—	93.3	—
Share-based payments	7.2	3.6	27.1	10.9
Transaction costs	17.1	18.3	36.0	36.9
IPO transaction costs	—	—	46.2	—
Acquisition, rebranding and other integration costs	0.9	10.5	10.1	23.3
Deferred purchase consideration	1.0	1.0	2.0	2.0
Income tax recovery	(44.9)	(33.3)	(170.9)	(84.8)
Net loss	$(114.7)	$(109.9)	$(508.2)	$(271.3)

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments for impairment testing purposes is as follows:

	September 30, 2020	December 31, 2019
Solid waste
Canada	$1,730.1	$1,707.6
USA	3,967.5	3,383.0
Infrastructure and soil remediation	241.9	237.8
Liquid waste	433.8	457.5
	$6,373.3	$5,785.9

14.	SHAREHOLDER'S CAPITAL

a)       Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

Subordinate and multiple voting shares

The rights of the holders of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. The holders of outstanding subordinate voting shares are entitled to one vote per subordinate voting share and the holders of multiple voting shares are entitled to ten votes per multiple voting share. The subordinate voting shares are not convertible into any other classes of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

In addition, all multiple voting shares will convert automatically into subordinate voting shares at such time that is the earlier of the following: (i) Patrick Dovigi and/or his affiliates no longer beneficially own, directly or indirectly, at least 2.0% of the aggregate of the issued and outstanding subordinate voting shares and multiple voting shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at GFL; or (iii) the twentieth anniversary of the closing of the IPO.

The subordinate voting shares and multiple voting shares rank pari passu with respect to the payment of dividends, return or capital and distribution of assets in the event of liquidation, dissolution or winding up of GFL.

Preferred shares

The preferred shares are issuable at any time and from time to time in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as determined by the Board of Directors prior to the issuance thereof.

Amalgamation

Effective March 5, 2020, immediately prior to the completion of the IPO, GFL amalgamated with Holdings. In connection with the amalgamation, all of the issued and outstanding shares of Holdings were exchanged for subordinate voting shares and multiple voting shares of GFL at an exchange ratio of 20.363259-for-one, other than the Class F shares of Holdings which were converted to multiple voting shares on an exchange ratio of 26.343032-for-one. As a result, the historical share and per share amounts presented in the Interim Financial Statements have been retroactively adjusted to reflect this change.

Share issuances

On January 1, 2020, GFL issued 2,056,331 subordinate voting shares as partial consideration for an acquisition.

On February 1, 2020, GFL issued 1,035,787 subordinate voting shares as partial consideration for an acquisition.

On February 1, 2020, in connection with his resignation as an officer of GFL, the Company issued Ven Poole a separation payment of 73,947 subordinate voting shares issued at the IPO price of US$19.00.

Between January 1, 2020 and March 5, 2020, GFL issued 17,694,685 subordinate voting shares to its existing shareholders for aggregate cash consideration of $348.9 million and made a return of capital of $0.8 million.

On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for 47,496,202 subordinate voting shares for aggregate cash consideration of $1,064.6 million. Also on this date, 704,800 subordinate voting shares were issued at the IPO price of US$19.00 in partial consideration for the redemption of the PIK Notes.

On March 5, 2020, in conjunction with the IPO, GFL issued 73,361,842 subordinate voting shares for total gross proceeds received by GFL of $1,871.8 million (US$1,393.9 million). Share issuance costs, net of deferred tax, amounted to $45.5 million (US$33.9 million).

On August 20, 2020, 11,145 subordinate voting shares were cancelled.

As at September 30, 2020, there was a total of 314,301,365 subordinate voting shares and 12,062,964 multiple voting shares outstanding.

Contributed surplus

The contributed surplus consists of the following:

Balance, December 31, 2019	$16.4
Share-based compensation expense	27.1
Balance, September 30, 2020	$43.5

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

b)       Share options, performance share units, restricted share units, and deferred share units

Holdings established a stock option plan dated May 31, 2018, as amended on November 14, 2018 (the “Legacy Stock Option Plan”). In connection with the IPO, 159,468,329 options issued and outstanding under the Legacy Stock Option Plan (before exchange ratio restatement) with an exercise price of $1.00 (both of which are on a pre-converted basis) vested in accordance with the terms of the Legacy Stock Option Plan. After giving effect to the IPO, the options exercised on a net basis, less applicable withholding taxes, into 3,203,925 subordinate voting shares (the “Legacy Option Shares”). At completion of the IPO, there were no options outstanding under the Legacy Stock Option Plan and such plan was terminated.

Unless otherwise determined by the Board of Directors, the Legacy Option Shares will be held by a trustee in trust or in escrow on behalf of the legacy option holders. One-third of the Legacy Option Shares will vest and be released from escrow on each of the first three anniversaries of the IPO. Unless otherwise determined by the Board of Directors, if prior to the third anniversary of the IPO a legacy option holder’s employment with GFL is terminated without cause, such legacy option holder’s Legacy Option Shares held in trust at such time will continue to vest. Unless otherwise determined by the Board of Directors, if a legacy option holder’s employment is otherwise terminated prior to the third anniversary of the closing of the IPO, the legacy option holder’s Legacy Option Shares held in trust at such time will be cancelled for no consideration.

In connection with the IPO, a long-term incentive plan (“LTIP”) was adopted by the Board of Directors which allowed GFL to grant long-term equity-based incentives, including options, performance stock units (“PSUs”), and restricted stock units (“RSUs”), to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP. Additionally, a director deferred share unit plan was adopted by the Board of Directors, to provide non-employee directors the opportunity to receive a portion of their compensation in the form of deferred share units (“DSUs’). Each DSU represents a unit equivalent in value to a subordinate voting share based on the closing price of the subordinate voting shares on the day prior to the grant.

The maximum number of subordinate voting shares reserved for issuance under the LTIP, the DSU Plan, and any other security-based compensation arrangement in any one-year period is 10% of the total issued and outstanding subordinate voting shares and multiple voting shares in the capital or as of September 30, 2020, would equate to 32,636,433 subordinate voting shares in the capital of the Company.

Options

During the nine months ended September 30, 2020, 19,643,184 options were granted to eligible participants.

Changes in the number of share options held by officers and employees with their average exercise price per option are summarized below:

	September 30, 2020
	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2019	—	$—
Granted	19,643,184	28.05
Share options outstanding, September 30, 2020	19,643,184	$28.05

Vested share options, September 30, 2020	3,928,636	$19.00

For the three and nine months ended September 30, 2020, there were no share options exercised, expired, forfeited, or cancelled.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The weighted-average fair value of the share options granted in 2020 and the weighted-average assumptions used in the Black-Scholes option valuation model to determine their fair value at the grant date are as follows:

Grant date share price (USD per option)	$19.00
Grant date fair value (USD in millions)	$23.6
Expected volatility (%)	23.51%
Expected dividend yield (%)	nil
Expected life (years)	4.2
Risk-free interest rate (%)	0.65%

Expected volatility was calculated based upon the historical average volatility of comparable public companies. The fair value of the options is recognized as compensation expense over the vesting period. For the three and nine months ended September 30, 2020, the total compensation expense related to share options amounted to $5.6 million and $25.5 million respectively ($3.6 million and $10.9 million in the three and nine months ended September 30, 2019). For the nine months ended September 30, 2020, total compensation expense consisted of an expense under the LTIP of $19.4 million and an expense under the Legacy Stock Option Plan of $6.1 million.

RSUs and DSUs

During the nine months ended September 30, 2020, 1,376,632 RSUs were granted to eligible participants. The RSUs vest ratably over a three-year period following the first anniversary of the date of grant in increments of 33.3% per annum, subject to the participants’ continued employment. When cash dividends are paid on the subordinate voting shares, the recipient shall receive additional units (“Dividend Share Units”) as of the dividend payment date. Dividend Share Units are subject to the same vesting provision as the RSUs. Upon vesting, the RSUs will be settled in either cash or subordinated voting shares, at the option of the Company.

The fair value of the RSUs granted during the nine months ended September 30, 2020 was based on the higher of the closing price of the subordinate voting shares on the day prior to the grant and the IPO price of US$19.00.

The fair value of the RSUs is recognized as compensation expense over the vesting period. For both the three and nine months ended September 30, 2020, the total compensation expense related to RSUs amounted to $1.3 million.

During the nine months ended September 30, 2020, 10,804 DSUs were granted to non-employee directors for compensation under the DSU Plan. The grant date fair value was US$19.00 per share and was determined by the Board of Directors, based on the higher of the closing price of the subordinate voting shares on the day prior to the grant and the IPO price of US$19.00. The DSUs vest immediately and are exercisable upon the non-employee director’s departure from service. For both the three and nine months ended September 30, 2020, the total compensation expense related to DSUs amounted to $0.3 million.

A summary of the status of RSUs and DSUs granted under the LTIP is as follows:

	September 30, 2020		September 30, 2020
	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2019	—	$—	—	$—
Granted	1,376,632	19.15	10,804	19.00
Outstanding, September 30, 2020	1,376,632	$19.15	10,804	$19.00

Vested and expected to vest	1,339,365	$19.15	10,804	$19.00

For the three and nine months ended September 30, 2020, there were no RSUs or DSUs exercised, expired, forfeited, or cancelled.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Net change in non-cash working capital

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Effects of changes in
Accounts payable and accrued liabilities	$14.3	$24.1	$(38.4)	$(61.7)
Trade and other receivables — net of allowance	9.2	(62.1)	4.7	(112.1)
Prepaid expenses and other assets	7.8	(11.6)	(17.7)	(28.4)
Income taxes payable	(0.2)	1.5	—	—
	$31.1	$(48.1)	$(51.4)	$(202.2)

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash and cash equivalent, trade accounts receivable, trade accounts payable, long-term debt, and tangible equity units.

Fair value measurement

The carrying value of GFL’s financial assets are equal to their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s Bonds and Amortizing Notes. The fair value hierarchy for GFL’s financial assets and liabilities not measured at fair value are as follows:

	September 30, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Bonds	$3,350.1	$3,473.6	$—	$3,473.6	$—
Amortizing Notes	144.1	147.5	—	147.5	—
Total debt	$3,494.2	$3,621.1	$—	$3,621.1	$—

	December 31, 2019
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Bonds	$3,245.2	$3,092.3	$—	$3,092.3	$—
Total debt	$3,245.2	$3,092.3	$—	$3,092.3	$—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its bonds. Certain of the mortgages, finance leases, equipment loans and amount due to related party do not bear interest or bear interest at an amount that is not stated at fair value.

Foreign currency risk

GFL manages its currency risk in respect of its outstanding USD denominated senior secured and unsecured notes with certain cross-currency interest rate swaps. Concurrently with the offering of the 5.625% 2022 Notes, the 5.375% 2023 Notes, the 4.250% 2025 Secured Notes, the 8.500% 2027 Notes and the 5.125% 2026 Secured Notes, GFL entered into cross-currency swaps for the full offering amount to receive and pay interest semi-annually. A cross-currency swap was entered into for a portion of the 7.000% 2026 Notes.

On March 5, 2020, GFL fully redeemed the 5.625% 2022 Notes and 5.375% 2023 Notes as well as a portion of the 7.000% 2026 Notes and the 8.500% 2027 Notes and terminated the cross-currency interest rate swaps associated with the 5.625% 2022 Notes and 5.375% 2023 Notes and the redeemed portion of the 7.000% 2026 Notes and 8.500% 2027 Notes.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

17.	COMMITMENTS AND CONTINGENT LIABILITIES

a)       Performance bonds

In the normal course of business, GFL is required to provide performance bonds in respect of certain contracts which guarantee payment for labour, material and services in the event of a default by GFL.

GFL has executed indemnity agreements in favour of the surety of these bonds. As at September 30, 2020, the aggregate contract limit for the bonds totaled $953.2 million ($778.6 million as at December 31, 2019).

b)       Contingent liabilities

In the normal course of business activities, GFL is subject to a number of claims and legal actions that may be made by customers, suppliers or others. Though the final outcome of actions outstanding or pending at the end of the period is not determinable, management believes the resolutions will not have a material effect on the financial position, statement of operations or cash flow of GFL.

18.	RELATED PARTY TRANSACTIONS

Included in due to related party is a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by Patrick Dovigi, in an initial aggregate principal amount of $35.0 million, which is scheduled to mature on January 1, 2023. The note is being repaid in equal semi-annual instalments of $3.5 million. As at September 30, 2020, $17.5 million principal amount was outstanding on the note ($21.0 million as at December 31, 2019).

Also included in due to related party is an interest bearing unsecured promissory note issued on March 5, 2020 payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $29.0 million and bearing market interest. The note is payable in equal semi-annual instalments of $2.9 million. The loan is scheduled to mature on March 5, 2025. As at September 30, 2020, $29.0 million principal amount was outstanding on the note.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19.	SUBSEQUENT EVENTS

Effective October 1, 2020, GFL acquired WCA Waste Corporation and its subsidiaries for aggregate consideration of $1,616.7 million (US$1,212.0 million). As a result of the timing of the acquisition, GFL has not yet finalized its determination of the fair value of the acquired assets and liabilities. The purchase price for the acquisition was partially funded with the net proceeds of the 3.750% 2025 Secured Notes and the private placement of US$600.0 million of perpetual convertible preferred shares (“the Preferred Shares”) to funds managed by HPS Investment Partners, LLC (“HPS”). Pursuant to the terms of the private placement, HPS subscribed for 28,571,428 Preferred Shares for gross proceeds of US$600.0 million. The Preferred Shares are initially convertible into 23,809,524 subordinate voting shares of the Company, representing approximately 6.8% of the issued and outstanding subordinate voting shares and 5.2% of the outstanding voting rights attached to the Company's shares and based on a conversion price of US$25.20 per share. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of the Company at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Preferred Shares accrete at a rate of 7.000% per annum, compounded quarterly. From and after the fourth anniversary of the issuance of the Preferred Shares, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter will be 6.000% per annum. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

On October 30, 2020, GFL acquired the divestiture assets resulting from the transaction between Waste Management, Inc. and Advanced Disposal Services, Inc. The assets were acquired for a purchase price of $1,150.0 million (US$863.5 million). As a result of the timing of the acquisition, GFL has not yet finalized its determination of the fair value of the acquired assets and liabilities.

At the end of October 2020, GFL reached an agreement in principle with its syndicate of lenders under its Revolving Credit Facility to, among other things, (a) reduce the applicable rate by 50 basis points, (b) extend the maturity date to November 2024, and (c) conform certain terms of the Revolving Credit Facility to the Company’s other long-term debt. The agreement in principle remains subject to completing final documentation.